November 8, 2007

Mail Stop 4561

Sam Jankovich
Chairman of the Board and Chief Executive Officer
EnterConnect, Inc.
100 Century Center Court
Suite 650
San Jose, CA 95112-4537

       RE: EnterConnect, Inc.
               Amendment number 2 to Form SB-2
               Filed September 28, 2007
               File number 333-145487

Dear Mr. Jankovich:

      We have reviewed your amendment and have the following comments in that regard.

Cover Page

1. We note that, in your Selling Security Holders and Plan of Distribution sections, you state that affiliates of EnterConnect will be selling their shares at a fixed price of $1.00 per share for the duration of the offering and that the shares offered by non-affiliates that will change to market or privately negotiated prices if and when EnterConnect's shares become quoted on the OTCBB. This is in conflict with what is stated on your Cover Page which states that all shares will change at that point. Please revise or advise, as applicable.

Selling Security Holders, page 9

2. We note that Santosh Hedge, Sam Jankovitch, Jamie Jaye, and Sumant Munjal are listed among the selling security holders on page 11-12; however, the table indicates that the maximum number of shares to be sold by each of these persons is nil. Please remove these persons from the table if they are not offering shares under the prospectus.

Item 28. Undertakings, page II-7

3. We note that you include the undertaking specified in Item 512(f)(1) - (2) of Regulation S-B. However, it does not appear that you omit information that is dependent upon the public offering price, which is fixed initially. In your response letter, tell us why Rule

430A is applicable to your filing and explain how you are relying upon that rule. Alternatively, refer to paragraph (g)(2) of Item 512 of Regulation S-B and revise as applicable.

Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. If you then require further assistance please contact me at (202) 551-3462 with any other questions. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you thereafter require further assistance.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Peter Campitiello
Levy & Boonshoft, P.C.
477 Madison Avenue
New York, NY 10022
Facsimile number: (212) 751-6943